SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 11-K

(Mark One)

(X)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
         For the years ended December 31, 1999

                                       OR

( )      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934



                     Commission file number:  0-10436


                 L. B. Foster Company Voluntary Investment Plan
--------------------------------------------------------------------------------
(Full title of the plan and the address of the plan, if different from that of the issuer named below)


                              L. B. FOSTER COMPANY
                               415 Holiday Drive
                              Pittsburgh, PA 15222
--------------------------------------------------------------------------------
(Name of issuer of the securities held pursuant to the Plan and the address of principle executive office)

                              L. B. Foster Company
                            Voluntary Investment Plan

                              Financial Statements
                         and Other Financial Information

                     Years ended December 31, 1999 and 1998




                                    Contents

Report of Independent Auditors .............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statements of Changes in Net Assets Available for Benefits..................3
Notes to Financial Statements ..............................................4


Other Financial Information

Schedule H, Line 4(i)--Schedule of Assets Held for
 Investment Purposes at End of Year........................................11

                         Report of Independent Auditors

Plan Administrator
L. B. Foster Company
Voluntary Investment Plan

We have audited the accompanying statements of net assets available for benefits of L. B. Foster Company Voluntary Investment Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



May 18, 2000

                              L. B. Foster Company
                            Voluntary Investment Plan

                 Statements of Net Assets Available for Benefits


                                                   December 31
                                            1999                1998
                                     ----------------------------------------
                                     ----------------------------------------

Assets
Investments at fair value                 $43,546,559         $36,326,350
Participant loans                             423,366             421,853
                                     ----------------------------------------
                                           43,969,925          36,748,203

Receivables:
   Employee                                    85,862              70,156
   Employer                                   419,493             506,054
                                     ----------------------------------------
                                              505,355             576,210
                                     ----------------------------------------
Net assets available for benefits         $44,475,280         $37,324,413
                                     ========================================


See accompanying notes.

                              L. B. Foster Company
                            Voluntary Investment Plan

           Statements of Changes in Net Assets Available for Benefits


                                                Year ended December 31
                                                1999              1998
                                         -------------------------------------
                                         -------------------------------------

Additions:
   Investment income:
     Interest and dividends                  $  2,719,477       $  1,895,297
     Net realized/unrealized
      appreciation in investment
      fair value                                3,791,647          4,441,877
                                         -------------------------------------
                                         -------------------------------------
   Total investment income                      6,511,124          6,337,174

   Contributions:
     Employee                                   1,179,084          1,537,555
     Employer                                     855,585            885,548
                                         -------------------------------------
   Total contributions                          2,034,669          2,423,103
                                         -------------------------------------
Total additions                                 8,545,793          8,760,277

Deductions:
   Benefit payments                             1,394,926          1,780,497
                                         -------------------------------------
                                                1,394,926          1,780,497
                                         -------------------------------------

Increase in net assets available
 for benefits                                   7,150,867          6,979,780
Net assets available for benefits,
 beginning of year                             37,324,413         30,344,633
                                         -------------------------------------
Net assets available for benefits,
 end of year                                  $44,475,280        $37,324,413
                                         =====================================


See accompanying notes.

                              L. B. Foster Company
                            Voluntary Investment Plan

                          Notes to Financial Statements

                                December 31, 1999


1. Description of Plan

The following brief description of the L. B. Foster Company Voluntary Investment Plan (the Plan) as amended effective January 1, 1999 is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan extended to all eligible salaried employees of L. B. Foster Company (the Company) who have attained age 21 and have completed one year of qualifying service, as defined by the Plan. The L. B. Foster Company Employee Benefits Policy and Review Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions

Contributions under the Plan are made by both the participants and the Company. A participant may elect to make pretax contributions ranging from 2% to 10% of annual compensation subject to Internal Revenue Code limitations. A participant who elects to make pretax contributions of at least the maximum amount subject to company matching can also elect to make additional voluntary contributions on an after-tax basis provided, however, that the sum of the pretax and voluntary employee contributions does not exceed 15% of the participant's annual compensation. Participant contributions and employer matching contributions are invested in accordance with participant elections.

The Company provides a 50% match of the participant's primary contribution on the first 4% to 6% of annual compensation, based on years of service, as defined by the Plan. The Company also contributes a fixed amount equal to 1% of eligible employees' annual compensation regardless of whether the employee elects to contribute to the Plan. Company contributions may be reduced by forfeitures that accumulate.

The Plan also requires an additional matching employer contribution of up to $.50 for each $1.00 of eligible pretax contributions based on a target ratio of the Company's annual pretax income to equity as defined in the Plan. Additional matching employer contributions were not required in 1999 or 1998.

The Company, upon resolution of the Board of Directors, may make a discretionary additional contribution of an amount out of, but not in excess of, the Company's current or accumulated profits. Discretionary contributions of $380,000 and $473,000 were approved for 1999 and 1998, respectively. The Company's contributions may be reduced by any forfeitures which accumulate from terminations of participants with nonvested employer contributions. Forfeitures of $50,309 and $39,737 were utilized to reduce company contributions in 1999 and 1998, respectively. At December 31, 1999 and 1998, forfeitures of $77 and $26,031, respectively, were available to reduce future company contributions.

Vesting

A participant's vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant's account attributable to the participant's contributions and (b) that portion of the participant's account attributable to the Company's contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants are 100% vested in the Company's contributions after five years of eligible service or after attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in his participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. Upon termination of employment for any reason, a participant who is entitled to a cash lump-sum distribution may elect to request the entire vested interest in his account as of the first day of any calendar quarter following termination. The amount of such distribution is equal to the participant's vested account balance on the valuation date.

Withdrawals

Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw his vested interest in the portion of his account attributable to matching, fixed and discretionary contributions, and related earnings.

Participants' Accounts

Each participant's account is credited with the participant's pretax and voluntary contributions, the participant's allocable share of company contributions, and related earnings of the funds. Participants' accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

Loans

A participant may obtain a loan from the vested portion of his account, subject to spousal consent, if applicable. The loan proceeds (subject to a minimum of $1,000 and a maximum of $50,000) are deducted from the participant's account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 360 months. The loan carries an interest rate computed at the prime rate plus one-half percent. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies

Valuation of Investments

Mutual fund values are based on the underlying investments in securities. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that fixed rate date are valued at the average of the last reported bid and ask quotations. Loans receivable from participants are valued at cost which approximates fair value.

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

As described above, the assets of the Plan are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of amounts disclosed as net assets available for benefits is dependent on the results of these markets.

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis. Contributions receivable are recorded among the available investment options based upon the participants' aggregate investment allocations in effect at the end of the plan year.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

New Accounting Principle

During 1999, the Plan adopted the provisions of AICPA Standard of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. This standard was effective for plan years ending after December 15, 1999. Under this standard, a defined contribution plan that provides participant-directed investment programs is no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements in columnar form or in the related disclosures as previously required. Prior year information has been restated to conform to the current presentation.

3. Investments

Effective January 1, 1999, the Plan was amended to establish an investment option in which employees may invest contributions in L. B. Foster Company common stock. All profit sharing contributions occurring after the effective date will be directed into the L. B. Foster Company Common Stock Fund. Participants may subsequently transfer profit sharing contributions into other plan funds at their discretion. The Company has made the necessary filings with the appropriate regulatory agencies as a result of this amendment.

During 1999 and 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $3,791,647 and $4,441,877, respectively, as follows:


                                                                            December 31
                                                           1999                                 1998
                                         ----------------------------------------------------------------------------
                                                                      Net                                 Net
                                                                   Realized/                           Realized/
                                                Fair              Unrealized           Fair            Unrealized
                                               Market            Appreciation         Market          Appreciation
                                                Value           (Depreciation)        Value          (Depreciation)
                                         ----------------------------------------------------------------------------
                                         ----------------------------------------------------------------------------

Fidelity Investments:
   Magellan Fund*                             $11,302,774        $1,087,761        $  7,536,801        $1,523,685
   Equity Income Fund*                          3,810,439           (38,849)          4,616,008           255,572
   Growth and Income Fund*                      7,922,424           311,912           9,471,078         1,532,588
   Government Securities Fund*                  2,289,684          (206,802)          2,998,061            47,710
   Asset Manager Fund                           1,660,696           107,791           1,960,344           (55,864)
   Managed Income Fund                            861,834                -              816,098                 -
   Retirement Government Money Market
     Fund*                                      3,780,011                -            2,601,594                 -
   U.S. Equity Index Fund*                      3,751,773           550,563           2,914,751           551,380
Janus Worldwide Fund*                           6,619,620         1,852,291           2,720,037           548,728
Warburg Pincus Emerging Growth Fund
                                                  927,821           166,234             691,578            38,078
L. B. Foster Company Common Stock Fund
                                                  619,483           (39,254)                  -                 -
                                         ----------------------------------------------------------------------------
                                              $43,546,559        $3,791,647         $36,326,350        $4,441,877
                                         ============================================================================

*Investments with fair values representing 5% or more of the Plan's assets at December 31, 1999.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated September 18, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan is qualified and the related trust is tax-exempt.

5. Transactions with Parties-in-Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan's administration are absorbed by the Company.

                           Other Financial Information

                              L. B. Foster Company
                            Voluntary Investment Plan

                            EIN: 25-1324733 Plan 201

          Schedule H, Line 4(i)--Schedule of Assets Held for Investment
                             Purposes at End of Year

                                December 31, 1999

        Identity of Issue, Borrower,                                                Shares      Fair Market
          Lessor, or Similar Party                Description of Investment          Held          Value
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

Fidelity Investments*:
   Magellan Fund                              Equities                                82,725      $11,302,774
   Equity Income Fund                         Equities                                71,250        3,810,439
   Growth and Income Fund                     Equities                               167,990        7,922,424
   Government Securities Fund                 Government obligations                 244,886        2,289,684
   Asset Manager Fund                         Equities, money market, bonds           90,353        1,660,696
   Managed Income Fund                        Guaranteed investment contracts        861,834          861,834
   Retirement Government Money Market Fund    Government obligations, money
                                                 market securities                 3,780,011        3,780,011
   U.S. Equity Index Fund                     Equities                                72,024        3,751,773
Janus Worldwide Fund                          Equities                                86,610        6,619,620
Warburg Pincus Emerging Growth Fund           Equities                                18,609          927,821
                                                                                               ---------------
Total mutual funds                                                                                 42,927,076

L. B. Foster Company Common Stock Fund
                                              Common stock                           127,073          619,483
                                                                                               ---------------
                                                                                                   43,546,559

Outstanding participant loans                 Participant loans, interest rates
                                                 ranging from 6.5% to 11%,
                                                 various maturities ranging
                                                 from 3 years to 30 years                             423,366
                                                                                               ---------------
                                                                                               ---------------
                                                                                                  $43,969,925
                                                                                               ===============


*Party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                L. B. Foster Company
                                                Voluntary Investment Plan
                                                -------------------------
                                                  (Name of Plan)


  June 22, 2000                                 By /s/ Roger F. Nejes
                                                ---------------------
                                                (Roger F. Nejes,
                                                Senior Vice President -
                                                Finance and Administration
                                                And Chief Financial Officer)

                                 EXHIBIT INDEX

Exhibit Number                Description
--------------------------------------------------------------------------------
      23                      Consent of Independent Auditors